Exhibit 99.1

New Gold exceeds guidance with record 2015 gold production and provides 2016 operational outlook

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, Jan. 20, 2016 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces its 2015 fourth quarter and full-year operational results and 2016 guidance. The preliminary information provided for 2015 fourth quarter and full-year production, sales, all-in sustaining costs(1) and total cash costs(2) are approximate figures and may differ from the final results in the 2015 annual audited financial statements and management's discussion and analysis.

2015 HIGHLIGHTS

  Record full-year gold production of 435,718 ounces exceeded the guidance range of 390,000 to 430,000 ounces and delivered a 15% increase in production relative to the prior year
    Copper production of 100 million pounds was at the low end of the guidance range of 100 to 112 million pounds
    Silver production of 1.9 million ounces was within the guidance range of 1.8 to 2.0 million ounces
  All-in sustaining costs(1) of $809 per ounce, including total cash costs(2) of $443 per ounce, were below the company's 2015 third quarter outlook for all-in sustaining costs(1) of $840 to $860 per ounce
  Fourth quarter delivered record quarterly production with 131,719 ounces of gold and 29 million pounds of copper
  As expected, the fourth quarter delivered the lowest costs of the year, with record low all-in sustaining costs(1) of $613 per ounce, including total cash costs(2) of $389 per ounce
  Year-end cash balance of $335 million

2016 GUIDANCE

  Gold production expected to be between 360,000 and 400,000 ounces
    Copper production between 81 and 93 million pounds
    Silver production between 1.6 and 1.8 million ounces
  Total cash costs(2) expected to remain consistent at $435 to $475 per ounce despite lower assumed by-product metal prices
  All-in sustaining costs(1) expected to be $830 to $870 per ounce
    Lower all-in sustaining costs(1) expected at three of the company's four operations
  New Gold plans to spend approximately $375 million in 2016 on the continued construction of Rainy River
  Total Rainy River capital cost remains in line with previously announced $877 million estimate
    Depreciation of Canadian dollar has offset projected cost increases related to earthworks, tailings dam construction and installation of mechanical equipment, piping and electrical in the processing plant
  New Gold to host annual Investor Day on February 18, 2016 to discuss 2015 financial results and provide further operations, project development, exploration and mineral reserve and resource updates

"We had a very solid year operationally and financially in 2015, despite the challenging market conditions," stated Randall Oliphant, Executive Chairman. "Our operations delivered record gold production that exceeded guidance and our low costs continue to enable us to generate a robust margin even at lower gold prices. At the same time, we successfully advanced our portfolio of growth projects. We completed the New Afton mill expansion project ahead of schedule and under budget and made significant progress in the construction of Rainy River. Importantly, we also strengthened our financial position by $330 million with the completion of the Rainy River stream sale and El Morro transaction."

FINANCIAL UPDATE

New Gold's 2015 year-end cash and cash equivalents were $335 million. The company also has a $300 million revolving credit facility, of which $116 million has been used as at December 31, 2015 to issue letters of credit, with the balance remaining undrawn. In addition, as part of the company's July 2015 streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. ("Royal Gold"), the remaining $75 million of the stream deposit is scheduled to be paid once 60% of the estimated Rainy River project development capital has been spent, which is expected to be in mid-2016, and other customary conditions precedent have been met.

At the end of 2015, the face value of the company's long-term debt was $800 million (book value – $788 million). The components of the debt include: $300 million of 7.00% face value senior unsecured notes due in April of 2020 and $500 million of 6.25% face value senior unsecured notes due in November of 2022. The company currently has approximately 509 million shares outstanding.

PRELIMINARY 2015 OPERATIONAL RESULTS

The fourth quarter of 2015 was New Gold's strongest operational quarter of the year delivering record gold and copper production. Quarterly gold production increased by 26% to 131,719 ounces, which resulted in a 15% increase in full-year production to 435,718 ounces. As a result, 2015 gold production exceeded the high end of the company's guidance range of 390,000 to 430,000 ounces. The increase in full-year gold production was driven by higher production at three of the company's four operating mines, with particularly notable increases at Mesquite and Cerro San Pedro relative to 2014.

New Gold's fourth quarter copper production increased by 18% to 29 million pounds. The strong finish to the year resulted in full-year copper production of 100 million pounds, which was in line with prior-year production and at the low end of the company's 2015 guidance range of 100 to 112 million pounds. Full-year silver production increased by 28% to 1.9 million ounces which was within the guidance range of 1.8 to 2.0 million ounces. Cerro San Pedro produced 1.5 million ounces of silver while New Afton and the Peak Mines together contributed an additional 0.4 million ounces.

As planned, the company's fourth quarter all-in sustaining costs(1) of $613 per ounce, including total cash costs(2) of $389 per ounce, were the lowest of the year and well below the prior-year quarter. All of New Gold's operations delivered production at all-in sustaining costs(1) below $900 per ounce in the fourth quarter of 2015. The company's strong fourth quarter performance reduced New Gold's 2015 all-in sustaining costs(1) to $809 per ounce, including total cash costs(2) of $443 per ounce. Full-year total cash costs(2) increased relative to 2014 due to a $69 million, or $278 per ounce, decrease in by-product revenues primarily resulting from lower realized copper and silver prices. The negative impact of lower by-product revenues was approximately 50% offset by the combined benefit of higher gold sales volumes, increased operational efficiencies and the depreciation of the Canadian and Australian dollars and Mexican peso relative to the U.S. dollar. At the same time, New Gold's cumulative sustaining capital, exploration, general and administrative and amortization of reclamation expenditures decreased by $16 million, or $101 per ounce. As a result, all-in sustaining costs(1) increased by only $30 per ounce relative to 2014, despite the significant decrease in by-product revenues.

As first indicated in New Gold's 2015 second quarter results, the company's full-year costs were expected to be, and ultimately were, above the guidance range set at the beginning of 2015. This was due to the combined impact of realized copper and silver prices being below the prices assumed when guidance was set, copper production being at the low end of the guidance range and the increased relative gold production from the company's higher cost mines. When compared to the updated cost outlook provided by the company as part of its third quarter results, New Gold's 2015 all-in sustaining costs(1) of $809 per ounce were below the range of $840 to $860 per ounce and the total cash costs(2) of $443 per ounce were within the range of $430 to $450 per ounce.

NEW GOLD SUMMARY OPERATIONAL RESULTS

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014

GOLD PRODUCTION (thousand ounces)
New Afton	30.2	25.3	105.5	104.6
Mesquite	43.4	36.2	134.9	106.7
Peak Mines	34.8	21.9	89.9	99.0
Cerro San Pedro	23.3	22.6	105.5	69.8
Total Gold Production	131.7	106.0	435.7	380.1

Total Gold Sales (thousand ounces)	133.0	104.2	428.9	371.2
Average Realized Gold Price per ounce(3)	$1,094	$1,188	$1,149	$1,256

COPPER PRODUCTION (million pounds)
New Afton	25.1	20.4	86.0	84.5
Peak Mines	3.7	4.1	14.0	17.0
Total Copper Production	28.8	24.5	100.0	101.5

Total Copper Sales (million pounds)	25.5	25.5	92.9	97.6
Average Realized Copper Price per pound(3)	$2.16	$2.92	$2.42	$3.02

SILVER PRODUCTION (thousand ounces)
New Afton	76.0	60.7	268.2	243.9
Peak Mines	38.9	39.2	117.4	138.6
Cerro San Pedro	357.5	284.3	1,465.3	1,067.3
Total Silver Production	472.3	384.2	1,850.9	1,449.7

Total Silver Sales (thousand ounces)	479.6	352.2	1,800.9	1,416.7
Average Realized Silver Price per ounce(3)	$14.44	$15.73	$15.38	$18.86

TOTAL CASH COSTS(2)($ per ounce)
New Afton	($614)	($1,199)	($724)	($1,248)
Mesquite	631	852	743	909
Peak Mines	552	707	791	658
Cerro San Pedro	868	1,413	865	1,251
Total Cash Costs(2)	$389	$414	$443	$312

All-IN SUSTAINING COSTS(1)($ per ounce)
New Afton	($340)	($560)	($242)	($650)
Mesquite	869	1,090	1,156	1,266
Peak Mines	706	1,231	1,071	1,025
Cerro San Pedro	883	1,447	879	1,354
All-in Sustaining Costs(1)	$613	$845	$809	$779

New Afton

Record gold production at New Afton during the fourth quarter of 30,231 ounces increased by 19% relative to the prior-year quarter. The increase was a result of the combined impact of a 12% increase in mill throughput, a 4% increase in gold grade and a 3% increase in gold recovery. The increase in throughput and recovery was driven by the benefits associated with the completion of the mill expansion project earlier in 2015.

Record quarterly copper production of 25 million pounds increased by 23% relative to the fourth quarter of 2014. Consistent with the reasons for the higher quarterly gold production, New Afton's fourth quarter copper production benefitted from higher throughput as well as a 4% increase in copper grade and a 4% increase in copper recovery.

New Afton's 2015 fourth quarter all-in sustaining costs(1) of ($340) per ounce, including total cash costs(2) of ($614) per ounce, increased relative to the prior year primarily due to lower copper by-product revenues resulting from lower copper prices. New Afton's by-product revenues decreased by $13 million, or $685 per ounce, relative to the fourth quarter of 2014. The negative impact of lower by-product revenues was partially offset by the depreciation of the Canadian dollar relative to the U.S. dollar. In addition, New Afton's quarterly all-in sustaining costs(1) benefitted from a $9 million, or $365 per ounce, decrease in sustaining costs relative to the fourth quarter of 2014.

New Afton's fourth quarter co-product cash costs(2) were $433 per ounce of gold and $0.86 per pound of copper relative to $395 per ounce and $1.00 per pound in the prior-year quarter as a greater percentage of revenue was derived from gold relative to the fourth quarter of 2014. The mine's fourth quarter co-product all-in sustaining costs(1) of $539 per ounce of gold and $1.07 per pound of copper were well below the $603 per ounce and $1.52 per pound in the fourth quarter of 2014.

2015 full-year gold production of 105,487 ounces remained consistent with 2014 as a planned increase in mill throughput offset an expected decrease in gold grade. Gold recovery remained in line with the prior year despite the lower gold grade and increase in throughput as a result of the company's successful completion of the mill expansion project in the second quarter of 2015. New Afton's full-year gold production was within its guidance range of 105,000 to 115,000 ounces.

Full-year copper production of 86 million pounds was also consistent with the prior year. In line with gold production, the higher mill throughput offset an expected decrease in copper grade, while copper recovery remained consistent with the prior year. New Afton's full-year copper production was within its guidance range of 85 to 95 million pounds.

New Afton's 2015 full-year all-in sustaining costs(1) of ($242) per ounce, including total cash costs(2) of ($724) per ounce, increased relative to the prior year primarily due to lower copper by-product revenues resulting from lower copper prices. New Afton's by-product revenues decreased by $55 million, or $488 per ounce, relative to 2014 primarily due to a $0.61 per pound decrease in the realized copper price. The increased operating costs that resulted from the higher mining and milling rates were offset by the depreciation of the Canadian dollar relative to the U.S. dollar. Full-year sustaining costs of $48 million decreased by $13 million, or $116 per ounce, relative to 2014, thus offsetting approximately 25% of the impact of the lower copper price when calculating all-in sustaining costs(1).

New Afton's 2015 co-product cash costs(2) of $464 per ounce of gold and $0.96 per pound of copper remained in line with the $409 per ounce and $0.99 per pound in the prior year. The mine's 2015 co-product all-in sustaining costs(1) were $642 per ounce of gold and $1.34 per pound of copper compared to $610 per ounce and $1.48 per pound in the prior year.

New Afton's 2015 full-year costs were approximately $300 per ounce above the guidance ranges set in early 2015, of ($560) to ($520) per ounce for all-in sustaining costs(1) and ($1,070) to ($1,030) per ounce for total cash costs(2). The $300 per ounce increase in costs relative to guidance was driven by a $260 per ounce increase resulting from the realized copper price being below the $2.75 per pound guidance assumption and a $130 per ounce increase resulting from copper production being at the low end of the guidance range. These impacts were partially offset by a $55 per ounce decrease in costs from the depreciation of the Canadian dollar relative to the guidance assumption, as well as cost savings initiatives that were implemented at New Afton during the year.

New Afton's 2015 co-product costs were in line with guidance of $400 to $440 per ounce of gold and $0.90 to $1.05 per pound of copper for co-product cash costs(2) and $575 to $615 per ounce of gold and $1.30 to $1.45 per pound of copper for all-in sustaining costs(1).

Mesquite

Mesquite's strong fourth quarter performance resulted in a 20% increase in gold production to 43,389 ounces when compared to the prior-year quarter. Fourth quarter production benefitted from an increase in ore tonnes placed on the leach pad both during the quarter and earlier in 2015 as well as accelerated metal recoveries resulting from New Gold's investment in the leach pad expansion during 2015.

As a result of the solid quarterly production, Mesquite's fourth quarter all-in sustaining costs(1) of $869 per ounce, including total cash costs(2) of $631 per ounce, were the lowest of the year and decreased by over $200 per ounce relative to the prior-year quarter. One of the primary drivers of the lower costs was Mesquite's increased operational efficiency throughout 2015 which enabled the mine to reach its annual permit limit for total tonnes moved in late November, thus resulting in reduced operating expenditures in the final month of the year.

Mesquite's 2015 production increased by 26% to 134,868 ounces when compared to 2014. The significant increase in annual production was due to a 48% increase in ore tonnes placed on the leach pad, the benefit of which was only partially offset by lower gold grade. The combination of record ore tonnes placed and accelerated recoveries from the successful leach pad expansion resulted in Mesquite's full-year production significantly exceeding its guidance range of 110,000 to 120,000 ounces.

Mesquite's 2015 total cash costs(2) decreased by $166 per ounce to $743 per ounce relative to the prior year. The decrease in costs was attributable to higher gold sales volumes and lower diesel prices. Mesquite's all-in sustaining costs(1) decreased by $110 per ounce to $1,156 per ounce when compared to 2014. The decrease in all-in sustaining costs(1) was driven by the above-noted decrease in total cash costs(2) which was only partially offset by an $18 million, or $56 per ounce, increase in Mesquite's 2015 sustaining costs, which included capitalized waste stripping expenditures.

Mesquite's 2015 costs were both below their respective guidance ranges of $1,290 to $1,330 per ounce for all-in sustaining costs(1) and $760 to $800 per ounce for total cash costs(2). Relative to guidance, Mesquite's costs benefitted from the combination of higher gold sales volumes, lower diesel prices and lower than planned sustaining capital expenditures.

Peak Mines

As planned, fourth quarter gold production at the Peak Mines was the highest of the year as the team continued to deliver steady quarter-over-quarter production increases after the mine experienced geotechnical challenges in March of 2015. Fourth quarter gold production increased by 59% to 34,798 ounces when compared to the prior-year quarter. The increase was a result of the combined benefit of a 12% increase in ore availability and a 43% increase in gold grade. Quarterly copper production of 4 million pounds was in line with the prior-year quarter.

Driven by the mine's strong production, the Peak Mines' fourth quarter all-in sustaining costs(1) of $706 per ounce, including total cash costs(2) of $552 per ounce, were the lowest of the year. Total cash costs(2) decreased by $155 per ounce relative to the fourth quarter of 2014 as the combined benefit of higher gold sales volumes and the depreciation of the Australian dollar relative to the U.S. dollar more than offset the impact of lower copper by-product revenues resulting from the lower realized copper price. All-in sustaining costs(1) decreased by $525 per ounce relative to the prior-year quarter driven by the above-noted decrease in total cash costs(2) and an $8 million, or $370 per ounce, decrease in sustaining capital and exploration expenditures.

As a result of the fourth quarter performance, the Peak Mines' 2015 gold production of 89,852 ounces was within its guidance range of 85,000 to 95,000 ounces; however, it was below prior-year production as expected. The decrease in production relative to 2014 was primarily due to a 6% decrease in tonnes milled.

The Peak Mines' 2015 copper production of 14 million pounds was also below the prior year due to the combined impact of lower ore tonnes, copper grade and recovery. Full-year copper production was slightly below the mine's guidance range of 15 to 17 million pounds.

Full-year all-in sustaining costs(1) of $1,071 per ounce increased by $46 per ounce relative to the prior year as a $133 per ounce increase in total cash costs(2) to $791 per ounce was only partially offset by a decrease in sustaining costs. The increase in total cash costs(2) was driven by the combined impact of a $17 million, or $138 per ounce, decrease in by-product revenues and lower gold sales volumes, which was only partially offset by the depreciation of the Australian dollar relative to the U.S. dollar. The Peak Mines' 2015 sustaining capital and exploration expenditures decreased by $11 million, or $87 per ounce, relative to the prior year.

The Peak Mines' 2015 costs were slightly above the respective guidance ranges of $1,005 to $1,045 per ounce for all-in sustaining costs(1) and $660 to $700 per ounce for total cash costs(2). Full-year costs were higher as lower copper by-product revenues and additional expenditures associated with rehabilitation and remediation of the area impacted by the geotechnical challenges were only partially offset by the depreciation of the Australian dollar relative to the
U.S. dollar.

Cerro San Pedro

Cerro San Pedro's fourth quarter gold production of 23,302 ounces was consistent with the prior-year quarter. A decrease in ore tonnes placed on the leach pad and gold grade relative to the fourth quarter of 2014 was offset by the benefit of significantly more ore tonnes being mined and placed earlier in 2015 whereas the first three quarters of 2014 were primarily focused on waste stripping. Quarterly silver production of 0.4 million ounces increased slightly when compared to the fourth quarter of 2014.

Consistent with the first three quarters of 2015, Cerro San Pedro's quarterly all-in sustaining costs(1) of $883 per ounce, including total cash costs(2) of $868 per ounce, were well below the fourth quarter of 2014. The decrease in costs was attributable to higher gold sales volumes and higher silver by-product revenues resulting from higher silver sales volumes. Gold sales were higher than production in the fourth quarter of 2015 and lower than production in the prior-year quarter.

As planned, Cerro San Pedro's 2015 production increased by 51% to 105,512 ounces when compared to 2014. The increase in annual production was due to a 66% increase in ore tonnes placed on the leach pad as mining activity in 2014 was primarily focused on waste stripping. As a result of the mine's strong operating performance, Cerro San Pedro's 2015 gold production exceeded its guidance range of 90,000 to 100,000 ounces. At the same time, Cerro San Pedro's full-year silver production of 1.5 million ounces increased by 37% relative to the prior year and was the key contributor to New Gold's consolidated silver production being within the company's guidance range of 1.8 to 2.0 million ounces.

Cerro San Pedro's 2015 all-in sustaining costs(1) of $879 per ounce, including total cash costs(2) of $865 per ounce, decreased by $475 per ounce relative to the prior year. The significant decrease in costs relative to 2014 was attributable to the combination of higher gold sales volumes, the depreciation of the Mexican peso relative to the U.S. dollar and lower sustaining costs. Cerro San Pedro's sustaining costs decreased by $5 million, or $89 per ounce, when compared to the prior year. In addition, silver by-product revenues increased by $2 million, or $86 per ounce, as the increase in silver sales volumes more than offset the decrease in the realized silver price.

Cerro San Pedro's 2015 costs were $100 to $125 per ounce below their respective guidance ranges of $1,005 to $1,045 per ounce for all-in sustaining costs(1) and $955 to $995 per ounce for total cash costs(2). Relative to guidance, Cerro San Pedro's costs benefitted from the combination of higher gold sales volumes and the depreciation of the Mexican peso relative to the U.S. dollar.

"We are proud that our team delivered record gold production that was above our guidance range and that copper and silver production also met guidance," stated David Schummer, Executive Vice President and Chief Operating Officer. "In addition to driving our strong production results, our team continued to focus on our business improvement and cash flow optimization initiatives. We look forward to continuing to build on these efforts in 2016 and beyond."

2016 GUIDANCE

NEW GOLD 2016 GUIDANCE

	Gold Production	Copper Production	Silver Production	Total Cash Costs(2)	All-in Sustaining Costs(1)
	(thousand ounces)	(million pounds)	(million ounces)	($ per ounce)	($ per ounce)

New Afton	90 - 100	75 - 85	--	($365) - ($325)	$25 - $65
Mesquite	130 - 140	--	--	$580 - $620	$1,060 - $1,100
Peak Mines	80 - 90	6 - 8	--	$775 - $815	$985 - $1,025
Cerro San Pedro	60 - 70	--	1.3 - 1.5	$835 - $875	$840 - $880
New Gold Consolidated	360 - 400	81 - 93	1.6 - 1.8	$435 - $475	$830 - $870

Note: New Afton and the Peak Mines are expected to contribute a total of approximately 0.3 million ounces of silver production in 2016.

CONSOLIDATED PRODUCTION AND COSTS

New Gold's 2016 consolidated gold production is expected to decrease relative to the prior year as a result of the planned transition of Cerro San Pedro from active mining to residual leaching. Gold production at the company's other three operations should remain in line with 2015 production. Copper production is expected to decrease as a result of lower copper production at New Afton and the Peak Mines. At New Afton, the decrease in production is a result of lower copper grade. At the Peak Mines, given current gold and copper prices, the team is focused on mining and processing the mine's relatively higher grade gold stopes while reducing the overall tonnes mined in light of the geotechnical challenges experienced in 2015. Consolidated silver production is scheduled to remain in line with the prior year.

Consistent with previous years, New Gold's 2016 full-year gold production is not scheduled to be evenly distributed across the four quarters. Consolidated gold production is expected to be weighted slightly more to the first half of the year as Cerro San Pedro transitions to residual leaching in the second half of 2016.

New Gold's by-product pricing assumptions for 2016 of $2.00 per pound of copper and $14.00 per ounce of silver are in line with current spot prices and below the prices realized in 2015 of $2.42 per pound of copper and $15.38 per ounce of silver. The 2016 assumptions for the Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.45, $1.45 and $18.00 to the U.S. dollar, are also consistent with spot exchange rates and compare to 2015 actual average exchange rates of $1.28, $1.33 and $15.88 for the Canadian dollar, Australian dollar and Mexican peso to the U.S. dollar.

The company's 2016 total cash costs(2) are expected to remain in line with the $443 per ounce achieved in 2015, despite a decrease in by-product revenues resulting from the combination of the lower copper and silver price assumptions and expected lower copper production. Based on New Gold's 2016 copper and silver price assumptions and production expectations, by-product revenues would decrease by approximately $60 million, or $80 per ounce, when compared to the prior year. Offsetting this, total cash costs(2) are expected to benefit from the continued implementation of business improvement and cost savings initiatives across the company's sites as well as the lower Canadian and Australian dollar exchange rate assumptions and lower diesel prices.

New Gold's 2016 total sustaining costs, including sustaining capital, exploration, general and administrative and amortization of reclamation expenditures, are expected to decrease by approximately $5 million, or 4%, relative to the prior year.  However, as the company's sustaining costs are forecast to be allocated across a lower gold production base, New Gold's 2016 all-in sustaining costs(1) are expected to increase by approximately $40 per ounce when compared to the $809 per ounce delivered in 2015. In 2016, Mesquite, the Peak Mines and Cerro San Pedro are expected to deliver production at lower all-in sustaining costs(1).

NEW GOLD 2016 ALL-IN SUSTAINING COSTS(1)- KEY SENSITIVITIES

Category	Copper Price	Silver Price	CDN/USD	AUD/USD	MXN/USD
Base Assumption	$2.00	$14.00	$1.45	$1.45	$18.00
Sensitivity	+/-$0.25	+/-$1.00	+/-$0.05	+/-$0.05	+/-$1.00

COST PER OUNCE IMPACT
New Afton	+/-$210	--	+/-$55	--	--
Mesquite	--	--	--	--	--
Peak Mines	+/-$20	--	--	+/-$35	--
Cerro San Pedro	--	+/-$20	--	--	+/-$30
New Gold Total	+/-$55	+/-$5	+/-$20	+/-$10	+/-$5

New Afton

Gold production at New Afton is expected to decrease by approximately 10% relative to 2015 as a decrease in gold grade is only partially offset by the benefit of the mine operating at the higher throughput rate for the full year. Similarly, 2016 copper production is scheduled to decrease by approximately 7%, due to the mining and processing of lower copper grade ore.

New Afton's all-in sustaining costs(1) and total cash costs(2), whether measured on a by-product or co-product basis, are expected to remain among the lowest in the industry. The increase in total cash costs(1) relative to the ($724) per ounce achieved in 2015 is primarily attributable to a projected decrease in by-product revenues of approximately $35 million, or $360 per ounce. The increased operating costs associated with the higher mining and milling rates are expected to be offset by the depreciation of the Canadian dollar. 2016 sustaining costs are scheduled to decrease by approximately $12 million to $35 million, or $390 per ounce, when compared to the prior year.

On a co-product basis, New Afton's 2016 all-in sustaining costs(1) are expected to be $660 to $700 per ounce of gold and $1.20 to $1.35 per pound of copper, which include estimated co-product total cash costs(2) of $505 to $545 per ounce of gold and $0.90 to $1.05 per pound of copper.

Looking forward to 2017, New Afton's gold production is expected to decrease by approximately 10,000 ounces relative to 2016 as a result of lower gold grade, while 2017 copper production is expected to increase by approximately five million pounds with the benefit of higher copper grade.

Mesquite

Production at Mesquite in 2016 is expected to remain in line with 2015 production. A planned increase in mined gold grade towards average reserve grade is scheduled to be offset by a decrease in ore tonnes available to be placed on the leach pad.

Mesquite's 2016 total cash costs(2) and all-in sustaining costs(1) are both expected to decrease when compared to the prior year as the mine benefits from continued operational efficiencies, the completion of the leach pad expansion and lower diesel prices. Sustaining costs are scheduled to be approximately $65 million, or $480 per ounce, of which approximately $45 million, or $330 per ounce, are related to costs associated with periods of elevated waste stripping.

In 2017, Mesquite's gold production is expected to increase to over 150,000 ounces as gold grade should continue to increase. The higher production is scheduled to be coupled with lower total cash costs(2) and all-in sustaining costs(1).

Peak Mines

Gold production at the Peak Mines is expected to remain in line with 2015 as the impacts of a planned increase in gold grade are expected to offset a decrease in tonnes mined and processed. Copper production is scheduled to decrease as the 2016 mine plan intentionally focuses on mining the relatively higher grade gold stopes at the Peak Mines given current gold and copper prices.

All-in sustaining costs(1) are scheduled to be below the $1,071 per ounce achieved in 2015, while total cash costs(2) are expected to remain in line with the prior year. The combined cost benefit of a decrease in tonnes mined and processed, a decrease in sustaining costs and a lower Australian dollar offsets the decrease in by-product revenues resulting from a expected decrease in copper production and the lower copper price assumption. The Peak Mines' 2016 sustaining costs, including exploration costs, are expected to be $18 million, or $210 per ounce, representing a decrease of approximately 25% relative to 2015.

Looking forward to 2017, the Peak Mines gold-copper production mix will once again be optimized to maximize cash flow and profitability when taking into account the prevailing gold and copper prices toward the end of 2016.

Cerro San Pedro

After Cerro San Pedro completed its final full year of active mining in 2015, gold production in 2016 is scheduled to decline to a range of 60,000 to 70,000 ounces as the mine transitions to residual leaching. Approximately two million tonnes of ore are scheduled to be mined and placed on the leach pad through the first three to four months of 2016, after which Cerro San Pedro will begin residual leaching. Cerro San Pedro's 2016 silver production is expected to remain in line with prior-year production as the slower leach kinetics of silver result in a slower decline rate in annual silver production during the residual leach phase.

Cerro San Pedro's 2016 all-in sustaining costs(1) and total cash costs(2) are expected to be in line with, or below, those achieved in 2015 despite the mine's lower gold production base and the expected decrease in by-product revenues from the lower silver price assumption. As the mine transitions to residual leaching, Cerro San Pedro's operating costs are scheduled to decrease meaningfully as a result of reduced mining activity and lower general and administrative expenses.

Gold production from residual leaching in 2017 is expected to be approximately 40% of the targeted 2016 production. At the same time, as silver leaches over a longer time period, 2017 silver production is expected to be approximately one million ounces.

PROJECTS UPDATE

RAINY RIVER

New Gold plans to spend approximately $375 million in 2016 on the continued construction of the company's Rainy River project, located in northwestern Ontario. The total Rainy River project development capital cost remains in line with the $877 million amount estimated in early 2015, prior to the start of construction activities. There have been some projected increases in the Canadian dollar denominated development costs related to earthworks, tailings dam construction and the installation of mechanical equipment, piping and electrical in the processing plant. However, these increases have been offset by the continued depreciation of the Canadian dollar relative to the U.S. dollar.

New Gold regularly evaluates the magnitude and timing of its capital commitments at Rainy River in relation to the company's current and projected future financial resources, while also taking into account any potential implications to the project development schedule. The company looks forward to providing a detailed update on the Rainy River project at its 2016 Investor Day.

NEW GOLD 2016 INVESTOR DAY

New Gold plans to host its Annual Investor Day on February 18, 2016. Consistent with prior years, the company will discuss various facets of its business with some of the key scheduled updates highlighted below.

NEW GOLD 2016 INVESTOR DAY – KEY UPDATES

  2015 financial results
  Rainy River development
  2015 year-end mineral reserves and resources
  2016 exploration plans
  New Afton C-zone feasibility study results
  Blackwater permitting

The Investor Day will be held on Thursday, February 18, 2016 beginning at 2:00 p.m. Eastern time. Participants may participate via webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until March 31, 2016 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 29140919. An archived webcast will also be available until May 31, 2016 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, the statements under the headings "2016 Guidance", "2016 Guidance and Cost Sensitivities", "Consolidated Production and Costs" and "Projects Update" and statements with respect to: guidance for production; total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital and other expenditures; grades expected to be mined at the Company's operations; planned activities for 2016 and beyond at the Company's operations and projects; the expected development costs of the Rainy River project; targeting timing for development and other activities related to the Rainy River project; and statements with respect to the payment of the remaining $75 million from Royal Gold.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River projects being realized; (10) in the case of production, cost and expenditure outlooks at operating mines for 2016 and 2017, commodity prices and exchange rates being consistent with those estimated for the purposes for 2016 guidance; (11) ; and (12) conditions to the payment of the remaining $75 million from Royal Gold being satisfied mid-2016.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(2) TOTAL CASH COSTS
"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(3) AVERAGE REALIZED PRICE
"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the company's legacy hedge position is realized into income over the original term of the hedge contract. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 07:45e 20-JAN-16